# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VTV THERAPEUTICS INC., CIK 0001641489
CUSIP: 918385204
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3980 Premier Drive, Suite 310, High Point, North Carolina (NC), 27265
Date of event which requires filing of this statement: 08/29/2025
Amends the filing with accession number 0001104659-24-031174
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 339,157; sole dispositive power 0; shared dispositive power 339,157; aggregate amount beneficially owned 339,157 (9.9% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 339,157; sole dispositive power 0; shared dispositive power 339,157; aggregate amount beneficially owned 339,157 (9.9% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,066; shared voting power 339,157; sole dispositive power 4,066; shared dispositive power 339,157; aggregate amount beneficially owned 343,223 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: VTV THERAPEUTICS INC.
Address of issuer's principal executive offices: 3980 Premier Drive, Suite 310, High Point, North Carolina (NC), 27265
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

Securities Purchase Agreement

On August 29, 2025, the Issuer entered into a securities purchase agreement (the "August 2025 Securities Purchase Agreement") with certain institutional accredited investors (the "August 2025 PIPE Investors"), including Samsara LP and Samsara Opportunity Fund, L.P. ("Samsara Opportunity Fund"), pursuant to which the Issuer agreed to issue and sell to the August 2025 PIPE Investors in a private placement (the "August 2025 Private Placement") an aggregate of 682,018 shares of the Issuer's Class A common stock and pre-funded warrants (the "Pre-Funded Warrants") to purchase an aggregate of 4,561,714 shares of the Issuer's Class A common stock, with accompanying warrants (the "Common Warrants" and, together with the Pre-Funded Warrants, the "Warrants") to purchase an aggregate of 5,243,732 shares of the Issuer's Class A common stock. The purchase price for a unit consisting of one share of Class A common stock and an accompanying Common Warrant was $15.265 and the purchase price for a unit consisting of one Pre-Funded Warrant and an accompanying Common Warrant was $15.255.

In the initial closing of the August 2025 Private Placement, which occurred on September 3, 2025, Samsara LP purchased Pre-Funded Warrants exercisable for up to 655,523 shares of Class A common stock and received 655,523 Common Warrants, for a total purchase price of $10.0 million, which was funded by the working capital of Samsara LP.

Samsara Opportunity Fund, a fund under common control with Samsara LP, has subscribed to purchase 106,000 shares of Class A common stock and Pre-Funded Warrants to purchase up to 877,214 shares of Class A common stock, along with accompanying Common Warrants to purchase up to 983,214 shares of Class A common stock in the final closing of the August 2025 Private Placement for a total purchase price of $15.0 million. The final closing is contemplated to occur within 20 calendar days of the initial closing. Dr. Akkaraju is the managing member of the general partner of Samsara Opportunity Fund.

As of the date of the filing of this Amendment No. 1, the securities that Samsara Opportunity Fund has subscribed to purchase are not beneficially owned by Samsara Opportunity Fund or Dr. Akkaraju and will become beneficially owned by Samsara Opportunity Fund and Dr. Akkaraju upon the final closing of the August 2025 Private Placement.

The foregoing description of the August 2025 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the August 2025 Securities Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

The information included in Item 3 of this Amendment No. 1 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 2,617,215 shares of Class A common stock outstanding as of August 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025; (ii) 682,018 shares of Class A common stock issued in the private placement of equity securities by the Issuer that closed on September 3, 2025; (iii) 132,373 shares of Class A common stock issuable upon the exercise of Warrants; and (iv) with respect to Dr. Akkaraju, 4,066 shares of Class A common stock issuable upon the exercise of stock options within 60 days.

Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of the cover page for Dr. Akkaraju has been rounded down to 9.9%.

The Reporting Persons' beneficial ownership of the Issuer's Class A common stock consists of (i) 206,784 shares of Class A common stock directly held by Samsara LP; (ii) Pre-Funded Warrants exercisable for up to 1,548,101 shares of Class A common stock; (iii) Common Warrants exercisable for up to 655,523 shares of Class A common stock; and (iv) 4,066 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Akkaraju. Each of the Pre-Funded Warrants and the Common Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Warrants to the extent that, following exercise, Samsara LP, together with its affiliates and other attribution parties, would own more than 9.99% of the Class A common stock outstanding. Samsara LP is currently prohibited from exercising the Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 343,223 shares of Class A common stock.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth elsewhere herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information included in Item 3 of this Amendment No. 1 is incorporated herein by reference.

Pre-Funded Warrants

The Pre-Funded Warrants are exercisable for $0.01 per share, at any time after their original issuance.

Common Warrants

The Common Warrants are exercisable for (x) $22.71, if exercised for a share of Class A common stock, or (y) $22.70, if exercised for a Pre-Funded Warrant, in either case, at any time after their original issuance, and will expire upon the earlier to occur of (i) the fifth anniversary of the issuance of the Common Warrants and (ii) 90 days following the announcement of positive top-line data from the Issuer's ongoing CATT1 clinical trial.

Registration Rights Agreement

On August 29, 2025, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the August 2025 PIPE Investors, pursuant to which the Issuer agreed to register for resale the shares of Class A common stock and any shares of Class A common stock issuable upon exercise of the Pre-Funded Warrants and Common Warrants (collectively, the "Registrable Securities"), in accordance with the terms and conditions of the Registration Rights Agreement. Under the Registration Rights Agreement, the Issuer is required to file a shelf registration statement with the SEC covering the resale of the Registrable Securities on or prior to thirty (30) days following the closing of the August 2025 Private Placement and to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable, but no later than sixty (60) days after the closing (or ninety (90) days if the SEC reviews the registration statement), subject to certain permitted extensions.

The Issuer is required to use commercially reasonable efforts to keep such registration statement effective until the earlier of (i) the date all Registrable Securities have been sold, (ii) the date all Registrable Securities may be sold without restriction under Rule 144, or (iii) three (3) years after the initial effectiveness of the registration statement. The Issuer is responsible for all expenses in connection with the registration of the Registrable Securities, other than any selling commissions or underwriter discounts.

The Issuer has granted the August 2025 PIPE Investors customary indemnification rights in connection with the registration statement. The August 2025 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing descriptions of the Pre-Funded Warrants, the Common Warrants and the Registration Rights Agreement does not purport to be complete and are qualified in its entirety by reference to the form of Pre-Funded Warrant, Form of Common Warrant and Registration Rights Agreement, which are filed as Exhibits 99.3, 99.4 and 99.5, respectively, hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on March 5, 2024).

Exhibit 99.2 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

Exhibit 99.3 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

Exhibit 99.4 Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

Exhibit 99.5 Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (09/03/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (09/03/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (09/03/2025)